Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
FirstBTF (the ?Registrant?)

Registration Statement on Form N-1A

Securities Act File No. 21761015and 21761014



Ladies and Gentlemen:
      I am writing on behalf of the above-referenced
Registrant, pursuant to Rule 477(a) under the Securities
Act of 1933, as amended, to request the consent of the U.S.
Securities and Exchange Commission (the ?Commission?) to the withdrawal of the Registrant?s registration statement
(?Registration Statement?) on Form N-1A filed with EDGAR submission type N-1A, which was accepted via the EDGAR system at 09:57 AM. on February 11th , 2021 (Accession No
0001842948-21-000013). A preliminary draft was filed with material errors
      Therefore, the Registrant respectfully submits this application for withdrawal of Registrant?s Registration
Statement filed under the EDGAR submission type N-1A.
      Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number below.
Very truly yours,

/s/Scott Lowry

Scott Lowry
First BTF LLC